Form 6-K


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.20549


                       Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                    For the month of    September    2004



                         PINE VALLEY MINING CORPORATION
________________________________________________________________________
                (Translation of registrant's name into English)


         501 - 535 Thurlow Street Vancouver, B.C. Canada V6E 3L2
________________________________________________________________________
                (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                         Form 20-F ..X....  Form 40-F ......


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.


                         Yes ..........    No ....X.....


If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___________________



VANCOUVER, BRITISH COLUMBIA, September 23, 2004 - Pine Valley Mining Corporation (TSX-VE: PVM; NASD OTC: PVMCF) (the "Company" or "Pine Valley") is pleased to announce that the first commercial coal shipments from the Willow Creek Coal Mine have been successfully completed. The shipments mark the initial commercial sales from the first new Canadian metallurgical coal mine in twenty years. Approximately 37,000 tonnes of pulverized coal injection ("PCI") coal was loaded onto the vessel "Delta Pride" at Neptune Terminals this week for shipment to an Asian region customer. This follows the loading of 9,000 tonnes last week for shipment to a European customer. These shipments represent the initial commercial production from the mine following an 84,000 tonne trial cargo shipped in 2002. Coal shipments are expected to continue on a regular basis hereafter.

The event was marked by a ceremony at Neptune Terminals. Minister Pat Bell, Minister of State for Mining for British Columbia attended and commented, "I congratulate Pine Valley Mining Corporation on these first shipments.
My government has been working hard to develop a policy and regulatory environment that makes B.C. an attractive jurisdiction for a thriving coal industry, and that work is beginning to pay off. We have new coal mines opening, and a world demand that ensures jobs for British Columbians."

Mr. Graham Mackenzie, President of Pine Valley, stated "the commencement of coal sales, and subsequent generation of revenue for Pine Valley, completes the transformation of Pine Valley from explorer to producer. The Company will use cash flow generated this year to continue development of the Willow Creek Coal Mine to a capacity of 2 million tonnes per year and to reduce the Company's debt thus providing a solid base for the future."

The Company would also like to report that the Rockside Foundation and Mark T. Smith have exercised warrants to acquire 3,773,000 and 300,000 shares respectively. Consequently the Company has received $1,235,060 from the warrant exercises. To the knowledge of the Company the Rockside Foundation currently holds 13,306,617shares, representing 23.3% of the Company's outstanding shares and Mark T. Smith currently holds 13,493,537 shares, representing 23.7% of the Company's outstanding shares.


PINE VALLEY MINING CORPORATION
"Graham Mackenzie"
President and Chief Executive Officer

Pine Valley Mining Corporation web site: www.pinevalleycoal.com
Contacts:
Graham Mackenzie                       Ray Lagace
President & CEO                        Head of Investor Relations
(604) 682-4678                        (604) 682-4678
Vancouver, British Columbia, Canada
gmackenzie@pinevalleycoal.com          rlagace@pinevalleycoal.com



The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

CAUTIONARY STATEMENT
This news release contains certain "forward looking statements", as defined in the United States Private Securities Litigation Reform Act of 1995, that involve a number of risks and uncertainties including but not limited to economic, competitive, governmental and geological factors effecting the Company's operations, markets, products and prices and other risk factors. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Discussion of the risk factors faced by the Company are discussed in greater detail in the Company's various filings with the Securities and Exchange Commission and Canadian securities regulators, including the Company's Form 20-F dated September 30, 2003 and the Company's Annual Information Form dated September 17, 2003.









                                  Signatures




 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.









                                          Pine Valley Mining Corporation

Date:    September 23, 2004                    "Graham Mackenzie"
                                      President and Chief Executive Officer